SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934

                                JJFN Services, Inc.

                                  (Name of Issuer)


                      Common Stock, par value $.001 per share
                           (Title of Class of Securities)


                                     46618S105

                                   (CUSIP Number)

                                    John Kushay
                             2500 Military Trail North
                                     Suite 260
                             Boca Raton, Florida  33431
                                   (561) 995-0043

         (Name, Address, Telephone Number of Persons Authorized to Receive
                            Notices and Communications)

                        December 31, 1997 - January 22, 1998

              (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          David Miller
          ###-##-####

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) ................................................. [ ]
         (b) ................................................. [ ]


     (3)  SEC USE ONLY


     (4)  SOURCE OF FUNDS

          Personal funds used to acquire an additional 1,200,000 shares at $.15 per share.

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]


     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

       NUMBER OF      (7)    SOLE VOTING POWER
        SHARES
     BENEFICIALLY            2,665,868
     OWNED BY EACH
       REPORTING
      PERSON WITH
                      (8)    SHARED VOTING POWER

                             None

                      (9)    SOLE DISPOSITIVE POWER

                             2,665,868

                     (10)    SHARED DISPOSITIVE POWER

                             None

    (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           2,665,868

    (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          [ ]


    (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.67%

    (14)   TYPE OF REPORTING PERSON

           IN



    Item 1.  Security and Issuer

          The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $.001 par value per share ("Common
    Stock"),  of  JJFN Services, Inc.  (the "Issuer").   The  address  of
    the Issuer's principal executive office is 2500 Military Trail North, Suite 260, Boca Raton, Florida, 33431.

    Item 2.  Identity and Background

               (a)  David Miller ("Reporting Person").

               (b)  The Reporting Person's business address is
                    2500 Military Trail North, Suite 260, Boca Raton, FL 33431

               (c) The Reporting Person is the Chairman of the Board of Directors of the Issuer.


               (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

               (f)  The Reporting Person is a United States citizen.

    Item 3.  Source and Amount of Funds or Other Consideration

            The Reporting Person acquired 1,200,000 shares of Common Stock between December 31, 1997 and January 2, 1998 at $.15 per share for an agreggate purchase price of $180,000. The purchase was funded with personal funds. The purchases were made in private transactions.



    Item 4.  Purpose of Transaction

               The Reporting Person is presently the Chairman of the Board of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.
                The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

    Item 5.  Interest in Securities of the Issuer

               (a)   The Reporting Person beneficially owns
    2,665,868 shares of Common Common Stock of the Issuer which represents approximately 15.67% of the outstanding shares of Common Stock. As of December 31, 1997, 17,012,005 shares of
    Common Stock were outstanding.

                (b)   The  Reporting  Person  has  sole  voting   and
    dispositive  power  with respect to 2,665,868  shares  of  Common
    Stock.


               (c)   The Reporting Person acquired 1,200,000 shares of
    Common Stock between December 31, 1997 and Janauary 22, 1998 at $.15 per share for an aggregate purchase price of $180,000. The purchases were made i private transactions.


              (d)  Not Applicable.

              (e)  Not Applicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting Person is the Chairman of the Board of Directors of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

    Item 7.  Material to be Filed as Exhibits

             Not applicable.

                               Signatures




          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                            /s/David Miller
                                              David Miller




                                            Date:  January 23, 1998